Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

April 6, 2006

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu
(Sullivan & Cromwell LLP)

dlw 4/12

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 6, 2006

A. Announcement of 2005 Annual Results of Tsingtao Brewery Company Limited.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2005 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors of Tsingtao Brewery Company Limited ("the Company") hereby presents its preliminary consolidated results as of 31 December 2005 prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS) as follows:

I. FINANCIAL STATEMENTS

(ALL AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

BALANCE SHEETS

		Group As at 31 December		Company As at 31 December	
	Note	**2005**	2004	**2005**	2004
ASSETS			(Restated)		(Restated)
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Non-current assets					
Property, plant and equipment		**5,263,964**	5,349,607	**950,038**	1,004,929
Leasehold land and land use rights		**660,197**	595,593	**65,525**	67,336
Intangible assets		**379,488**	322,623	**79,189**	79,131
Investments in subsidiaries	5	—	—	**1,722,295**	1,884,750
Loans to subsidiaries		—	—	**2,735,123**	2,345,371
Interest in associates		**21,789**	71,641	**7,498**	5,998
Negative goodwill		—	(80,971)	—	—
Deferred income tax assets	8	**21,806**	6,245	**17,600**	—
Available-for-sale financial assets		**993**	17,880	**18,315**	17,693
Other long-term assets		**29,880**	40,464	**27,670**	38,071
		6,378,117	6,323,082	**5,623,253**	5,443,279
Current assets					
Inventories		**1,423,927**	1,382,831	**225,223**	221,433
Amounts due from subsidiaries		—	—	**12,314**	165,784
Trade receivables		**105,068**	159,419	**74,852**	165,138
Bills receivable		**75,213**	98,594	**2,498**	30,406
Deposits, prepayments and other receivables		**327,272**	494,054	**192,971**	76,047
Pledged bank deposits		**17,570**	32,226	—	—
Cash and cash equivalents		**1,248,291**	1,330,327	**478,090**	557,409
		3,197,341	3,497,451	**985,948**	1,216,217
Total assets		**9,575,458**	9,820,533	**6,609,201**	6,659,496

	Note				
EQUITY					
Capital and reserves attributable to the Company's shareholders					
Share capital	6	**1,308,219**	1,060,000	**1,308,219**	1,060,000
Convertible bonds		**—**	1,191,192	**—**	1,191,192
Other reserves	7	**3,673,572**	2,630,088	**3,449,508**	2,030,954
Retained earnings					
— Proposed final dividend		**209,315**	196,233	**209,315**	196,233
— Others		**(234,716)**	(323,385)	**358,462**	680,146
		4,956,390	4,754,128	**5,325,504**	5,162,525
Minority interests		**576,686**	544,333	**—**	—
Total equity		**5,533,076**	5,298,461	**5,325,504**	5,162,525
LIABILITIES					
Non-current liabilities					
Borrowings		**21,786**	66,302	**—**	—
Derivative financial instruments		**90**	—	**90**	—
Deferred income tax liabilities		**17,374**	18,300	**—**	12,641
Long-term loan due to a shareholder		**121,053**	123,815	**—**	—
Deferred liabilities		**—**	12,641	**—**	—
		160,303	221,058	**90**	12,641
Current liabilities					
Trade payables		**710,997**	659,061	**136,719**	108,443
Bills payable		**345,844**	442,924	**71,800**	103,198
Accruals and other payables		**1,576,309**	1,546,680	**317,709**	273,534
Deposits and advance from customers		**219,005**	150,565	**82,451**	57,879
Taxes payable		**61,981**	93,050	**22,044**	65,292
Dividends payable		**12,221**	2,100	**2,924**	2,100
Borrowings		**949,171**	1,355,192	**645,616**	827,650
Current portion of long-term bank loans		**6,551**	24,442	**4,344**	19,234
Provisions for other liabilities and charges		**—**	27,000	**—**	27,000
		3,882,079	4,301,014	**1,283,607**	1,484,330
Total liabilities		**4,042,382**	4,522,072	**1,283,607**	1,496,971
Total equity and liabilities		**9,575,458**	9,820,533	**6,609,201**	6,659,496
Net current liabilities		**(684,738)**	(803,563)	**(297,659)**	(268,113)
Total assets less current liabilities		**5,693,379**	5,519,519	**5,325,504**	5,175,166

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2005 *RMB'000*	2004 (Restated) *RMB'000*
Sales		**10,019,857**	8,620,687
Cost of goods sold		**(6,978,719)**	(5,945,161)
Gross profit		**3,041,138**	2,675,526
Other gains - net	*10*	**102,804**	105,904
Selling and marketing costs		**(1,654,863)**	(1,423,953)
Administrative expenses		**(770,791)**	(694,045)
Other operating loss/(income), net		**(138,987)**	(72,905)
Operating profit		**579,301**	590,527
Finance costs	*11*	**(43,269)**	(74,737)
Share of loss of associates		**(4,370)**	(25,325)
Profit before income tax		**531,662**	490,465
Income tax expense	*9*	**(188,356)**	(186,391)
Profit for the year		**343,306**	304,074
Attributable to:			
Shareholders of the Company		**306,589**	285,163
Minority interests		**36,717**	18,911
		343,306	304,074
Earnings per share for profit attributable to the share holders of the Company during the year (expressed in RMB per share)			
— Basic	*12*	**0.25**	0.27
— Diluted	*12*	**N/A**	0.22
Dividends	*13*	**209,315**	196,233

1. BASIS OF PREPARATION

The consolidated and financial statements of Tsingtao Brewery Company Limited have been prepared in accordance with HKFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets derivative instruments which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation — Special Purpose Entities
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 33 and HKAS-Ints 12 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Ints 12 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance of the revised standard. Each of the Group entity has the same functional currency and the presentation currency in Renminbi for the respective entity's financial statements as well as the Group consolidated financial statements.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of payments for the acquisitions of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of derivative financial instruments for hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 December 2004, positive goodwill was:

— Amortised on a straight line basis over a period of 10 years; and

— Assessed for an indication of impairment at each balance sheet date.

Negative goodwill was:

— Recognised in the consolidated income statement over the weighted average useful lives of the identifiable fixed assets acquired.

In accordance with the provisions of HKFRS 3:

For positive goodwill,

— The Group ceased amortisation of goodwill from 1 January 2005;

— Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

For negative goodwill,

— The carrying amount of the unamortised negative goodwill balance as at 1 January 2005 is derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of accumulated losses of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

— HKAS 16 — the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

— HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised as at 1 January 2005; and

— HKFRS 3 — prospectively after 1 January 2005.

(i) The adoption of revised HKAS 17 resulted in:

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Decrease in property, plant and equipment	**(660,197)**	(595,593)
Increase in leasehold land and land use rights	**660,197**	595,593

(ii) The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at 31 December 2005
	RMB'000
Decrease in negative goodwill	80,971
Decrease in accumulated losses	80,971

(iii) The adoption of HKAS 39 resulted in an increase in opening retained earnings at 1 January 2005 by approximately RMB10,712,000 and the details of the adjustments to the balance sheet at 31 December 2005 and profit and loss for the year ended 31 December 2005 are as follows:

	As at 31 December 2005 *RMB'000*
Decrease in derivative financial instruments (assets)	(90)
Increase in accumulated losses	(90)

	For the year ended 31 December 2005 *RMB'000*
Other (losses)/gains — net	(10,802)

2. FINANCIAL RISK MANAGEMENT

2.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Foreign exchange risk

The foreign exchange risks of the Group occur due to the fact that the Group has business activities denominated in foreign currencies, primarily with respect to the US dollars. The Group has entered into foreign exchange forward contracts to manage the risk arising from certain recognised liabilities. The directors are of the opinion that the Group's remaining exposure to foreign exchange risk would be minimal.

(b) Credit risk

Except for a long-term receivable due from a customer and a related company jointly in the amount of approximately RMB40,893,000 as at 31 December 2005, the Group has no significant concentration of credit risk. It has policies in place to ensure that sales of products are made to customers with appropriate credit history.

(c) Liquidity risk

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB684,738,000 as at 31 December 2005. The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, the Group had unutilised banking facilities granted by certain banks in an aggregate amount of approximately RMB3,300,000 which the Group could utilise in order to meet its short-term cash needs. As a result, the Directors do not consider there was significant liquidity risk as at that date.

(d) Cash flow and fair value interest rate risk

The Group does not have significant interest-bearing assets. The Group's interest-rate risk which affects its income and operating cash flows mainly arises from long-term borrowings, which mostly are issued at fixed rates. They expose the Group to fair value interest-rate risk. The directors are of the opinion that future interest rates are at the point to an upward trend and believe that the Group's future financial results will not be adversely affected.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill have suffered any impairment, in accordance with the Group's accounting policy.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, including gross margin of future product sales, expected growth rate of sales volume, as well as the pre-tax discount rate applied in discounted the expected cash flows.

For the year ended 31 December 2005, the Group had reported impairment losses amounting to RMB46,350,000 for impairment loss on goodwill based on such calculations.

If the revised estimated gross margin at 31 December 2006 had been lower than management's estimates at 31 December 2005, and if the revised estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would need to further reduce the carrying value of goodwill in 2006.

If the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates, the Group would not be able to reverse any impairment losses that arose on goodwill recognized in the current year.

(b) Estimated impairment of property, plant and equipment

The Group also review whether property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with the Group's accounting policy. Similar to impairment of goodwill, the recoverable amounts of the property, plant and equipments have been determined based on value-in-use calculations. These calculations require the use of estimates which are similar to (a) stated above.

For the year ended 31 December 2005, the Group had reported impairment losses amounting to RMB141.545,000 for impairment loss on property, plant and equipment based on such calculations.

If the revised estimated gross margin at 31 December 2006 had been lower than management's estimates at 31 December 2005, and if the revised estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would need to further reduce the carrying value of property, plant and equipment in 2006.

If the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates, the Group would be able to reverse certain impairment losses that arose in the current year.

4. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	31 December 2005						
RMB'000	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas (*Note a*)	Eliminations	Consolidated
Turnover							
External sales	3,176,886	983,235	2,429,194	3,163,791	266,751	—	10,019,857
Inter-segment sales	226,626	403,067	55,950	84,887	—	(770,530)	—
	3,403,512	1,386,302	2,485,144	3,248,678	266,751	(770,530)	10,019,857
Results							
Segment results	513,371	(68,315)	47,057	76,202	40,933	—	609,248

Unallocated expenses, net							(29,947)
Operating profit							579,301
Finance costs							(43,269)
Share of loss of associates	(4,370)	—	—	—	—	—	(4,370)
Profit before income tax							531,662
Income tax expense							(188,356)
Profit for the year							343,306
Other information							
Depreciation	99,521	82,649	120,744	243,361	665	—	546,940
Amortisation	5,367	3,592	6,879	20,716	—	—	36,554
Assets impairment losses recognised in the income statement	13,576	32,609	26,559	69,579	—	—	142,323

	31 December 2004						
RMB'000	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Turnover							
External sales	2,406,311	1,005,744	2,126,919	2,773,865	307,848	—	8,620,687
Inter-segment sales	255,957	172,964	55,060	26,522	522	(511,025)	—
	2,662,268	1,178,708	2,181,979	2,800,387	308,370	(511,025)	8,620,687
Results							
Segment results	422,013	(35,393)	42,983	152,823	82,744	—	665,170
Unallocated expenses, net							(104,129)
Operating profit							561,041
Finance costs							(45,251)
Share of profits less losses of associates	(25,325)	—	—	—	—	—	(25,325)
Profit before income tax							490,465
Income tax expense							(186,391)
Profit for the year							304,074
Other information							
Depreciation	111,604	84,516	139,488	186,785	—	—	522,393
Amortisation	7,306	180	692	2,686	—	—	10,864
Assets impairment losses recognised in the income statement	5,175	3,805	31,579	21,942	—	—	62,501

RMB'000	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas (Note a)	Eliminations	Consolidated
			31 December 2005				
Assets							
Segment assets	5,907,566	1,485,587	2,217,406	4,943,403	—	(5,735,037)	8,818,925
Interests in associates	21,789	—	—	—	—	—	21,789
Unallocated assets							734,744
							9,575,458
Liabilities							
Segment liabilities	1,176,343	1,246,351	1,603,185	3,484,597	—	(3,726,943)	3,783,533
Unallocated liabilities							258,849
							4,042,382
Capital expenditure	120,208	45,719	125,940	1,031,880	2,842	—	1,326,589

RMB'000	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas (Note a)	Eliminations	Consolidated
			31 December 2004				
Assets							
Segment assets	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
Interests in associates	71,641	—	—	—	—	—	71,641
Unallocated assets							874,236
							9,820,533
Liabilities							
Segment liabilities	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
Unallocated liabilities							656,136
							4,522,072
Capital expenditure	121,747	46,227	660,992	573,756	—	—	1,402,722

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

5. INVESTMENTS IN SUBSIDIARIES

(i) Newly acquired subsidiary

Name of new subsidiaries	Place of establishment	Registered and paid-in capital	Equity interest held by the Company (%) Directly	Equity interest held by the Company (%) Indirectly	Principal activities
Tsingtao Brewery (Nanning) Company Limited ("Nanning Company")	Nanning, the PRC	RMB730,000,000	—	71.25%	Manufacture and Domestic trading of beer

In May 2004, Huanan Holding Company, a subsidiary of the Company, and Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") entered into an equity transfer agreement, pursuant to which, Huanan Holding Company undertook to acquire an additional of 45% equity interest of Nanning Company (a then 28.5% indirectly owned associate of the Company) from Tailian Brewery at a consideration of approximately RMB200,880,000. The acquisition was completed on 28 February 2005. After the acquisition, the effective equity interest indirectly held by the Company increased from 28.5% to 71.25% and Nanning Company also became a subsidiary of the Company.

(ii) Subsidiary disposed

In September 2005, the Company and the other two independent third parties entered into a capital transfer agreement that the Company sold its 95% equity interest of Tsingtao Brewery (Anqiu) Company Limited ("Anqiu Company") to an independent third party at a consideration of RMB1. The Company also agreed to waive the repayment of an entrusted loan and intercompany receivable balance due by Anqiu Company to the Group and assume the obligation to repay a bank loan of Auqiu Company of RMB3,000,000. The relevant legal procedure was completed in October 2005. A gain amounting to approximately RMB8,722.000 was recognised from the transaction, after taking into account the carrying values of the interests disposed and reversal of impairment provision made against the investment set up in prior years.

(iii) Equity transfer of the subsidiaries

(a) In June 2005, Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company") and Tsingtao Brewery (Doumen) Malt Company Limited ("Doumen Company"), entered into a merger agreement, pursuant to which, Doumen Company was merged with Zhuhai Company. The legal procedure was completed on 23 December 2005. The registered capital of Zhuhai Company and the equity interests held by the Company remained unchanged. The transaction did not result in any gain or loss reported by the Group.

(b) In October 2005, Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company") and Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales Company"), both were subsidiaries of the Company, entered into a merger agreement. Pursuant to the agreement, Huanan Holding Company was merged with Shenzhen Sales Company. The registered capital of Shenzhen Sales Company was also increased from RMB200,000,000 to RMB220,000,000 and the equity interests held by Shenzhen Sales Company was remained unchanged. Up to the date of approval of these financial statements date, the respective legal procedure had not yet been completed. The transaction did not result in any gain or loss reported by the Group.

(c) During the year, the directors of the Company approved an equity transfer agreement entered into between the Company and Xian Company, a subsidiary of the Company, that the Company transferred its 50% equity interests of Gansu Nongken to Xian Company at a consideration of approximately RMB50,926,000. Up to the date of this press announcement, the legal procedure had not yet been completed.

6. SHARE CAPITAL

As at 31 December 2005, the authorised registered share capital was RMB1,308,219,178 (31 December 2004: RMB1,060,000,000) of RMB1 each.

	31 December 2005		31 December 2004	
	RMB'000	**Number of shares *('000)***	*RMB'000*	Number of shares *('000)*
State shares	**399,820**	**399,820**	399,820	399,820
PRC legal person shares	**53,330**	**53,330**	53,330	53,330
PRC public shares ("A shares")	**200,000**	**200,000**	200,000	200,000
Overseas public shares ("H shares")	**655,069**	**655,069**	406,850	406,850
	1,308,219	**1,308,219**	1,060,000	1,060,000

On 12 April 2005, tranche II and tranche III of mandatory convertible bonds ("CB") issued by the Company to Anheuser-Bush Companies, Inc. ("A-B") in prior years at principal amounts of HK$627,120,000 and HK$508,275,000 (equivalent to approximately RMB1,203,755,000), respectively were converted into 248,219,178 of new H shares issued by the Company at contracted conversion prices of HK$4.68 and HK$4.45 (equivalent to approximately RMB4.96 and RMB4.72) per share, respectively. After then, all issued CB had been converted into H shares of the Company. The conversion resulting in increase in share capital at its norminal value of RMB248,219,178 and share premium of RMB942,973,015.

As at 31 December 2005, all issued share capital had been fully paid up.

7. OTHER RESERVES

RMB'000	Share premium	Capital reserve	Surplus reserve	Public welfare fund	Cumulative translation adjustments	Other reserves
Balance at 1 January 2004, as previous reported as equity	2,115,258	12,921	218,185	176,978	111	2,523,453
Waiver of loans	—	4,331	—	—	—	4,331
Profit appropriation to surplus reserve	—	—	58,104	—	—	58,104
Profit appropriation to public welfare fund	—	—	—	45,515	—	45,515
Translation difference	—	—	—	—	(1,315)	(1,315)
Balance at 31 December 2004	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Balance at 1 January 2005, as per above	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Profit appropriation to surplus reserve	—	—	52,858	—	—	52,858
Profit appropriation to public welfare fund	—	—	—	47,430	—	47,430
Conversion of convertible bonds *(Note 6)*	942,973	—	—	—	—	942,973
Translation difference	—	—	—	—	223	223
Balance at 31 December 2005	3,058,231	17,252	329,147	269,923	(981)	3,673,572

8. DEFERRED INCOME TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2004: same).

The movements in deferred tax liabilities/(assets) is as follows:

(i) Deferred tax assets

	Fair value adjustments on Depreciation		Others		Total	
	2005 *RMB'000*	2004 *RMB'000*	**2005** *RMB'000*	2004 *RMB'000*	**2005** *RMB'000*	2004 *RMB'000*
At 1 January	**4,623**	7,111	**1,622**	—	**6,245**	7,111
(Charged)/credited to income statement	**(417)**	(2,488)	**15,978**	1,622	**15,561**	(866)
At 31 December	**4,206**	4,623	**15,978**	1,622	**21,806**	6,245

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation	
	RMB'000	RMB'000
At 1 January	18,300	17,083
Acquisition of subsidiaries	—	1,533
Credited to profit and loss account	(926)	(316)
At 31 December	17,374	18,300

As at 31 December 2005, deferred tax assets were recognised for temporary differences arising from fair value adjustment on depreciation of fixed assets acquired in business combinations to the extent that realisation of such tax benefits through the future taxable profits is probable.

In addition, the Group also had unrecognised deferred tax assets amounting to an aggregate amount of approximately RMB114,626,000 (2004: RMB85,161,000) associated with tax losses of subsidiaries carried forward of approximately RMB440,000,000 (2004: RMB311,000,000) which will expire in the period from 2006 to 2010, and fair value adjustment made on depreciation of fixed assets of approximately RMB42,000,000 (2004: RMB36,000,000); provision for realisation losses and impairment losses of receivable balances; and inventories and fixed assets of approximately RMB157,663,000 (2004: RMB135,844,000). Deferred tax assets had not been recognised due to the fact that there is no certainty of their respective realisation through available future taxable profits.

9. TAXATION

(a) Income tax expense

	Year ended 31 December	
	2005	2004
	(RMB'000)	*(RMB'000)*
Current income tax		
— Hong Kong income tax *(i)*	**1,329**	1,635
— PRC enterprise income tax *(ii)*	**203,514**	180,962
— Deferred income tax	**(16,487)**	550
	188,356	186,391

(i) Hong Kong income tax

Hong Kong income tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Ministry of Finance of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Asahi") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafer. 2005 is the fourth profitable year of Chenzhou Company and the fifth profitable year of Shenzhen Asahi. Accordingly, EIT for Chenzhou Company and Shenzhen Asahi were provided at reduced rates of 16.5% and 7.5%, respectively.

Shenzhen Sales Company, Huanan Holding Company, Doumen Company, Zhuhai Company, Tsingtao Brewery (Xiamen) Company Limited and Tsingtao Brewery (Xianmen) Sales Company Limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) **Consumption tax**

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer products with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer products sold below that price, the consumption tax is levied at RMB220 per ton.

10. OTHER GAINS — NET

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Derivative instruments:		
— forward contracts: transactions not qualifying for hedge accounting	**(1,582)**	—
Realised gain on forward contract	**—**	9,171
Amortisation of deferred gain arising from the issuance of convertible bonds *(i)*	**12,641**	2,293
Interest income	**16,886**	18,854
Government grants *(ii)*	**74,859**	75,586
	102,804	105,904

(i) Upon inception of the CB in prior years, a deferred gain had been recognised for the difference between the net present values of the estimated cash flows of expected annual interest payments made by the Company to A-B for the CB issued by the Company and the expected refund from A-B receivable by the Company, assuming mandatory conversion occurs upon the expiry of the contracted conversion periods. Such deferred gain was recognised in the income statement over the contracted conversion period. Upon the full conversion of CB in April 2005, the remaining unamortised carrying amount of the related deferred gain was fully recognised as other gains in the current year income statement.

(ii) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

11. FINANCE COSTS

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Interest on bank loans	**69,327**	70,065
Net foreign exchange gains	**(26,058)**	4,672
	43,269	74,737

12. EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the Year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Year ended 31 December	
	2005	2004
Profit attributable to equity holders of the Company *(RMB'000)*	**306,589**	285,163
Weighted average number of ordinary shares in issue (thousands)	**1,238,174**	1,060,000
Basic earnings per share *(RMB per share)*	**0.25**	0.27

The diluted earnings per share for 2004 was calculated by adjusting the weighted average number of ordinary shares outstanding with the assumption of the conversion of all dilutive potential ordinary shares. The amount was arrived at based on 1,294,137,362 ordinary shares which was the weighted average number of ordinary shares in issue during the year plus the weighted average number of 234,137,362 ordinary shares deemed to have been issued if all issued and unconverted CB had been converted into shares as at 1 January 2004.

No diluted earnings per share information was presented for 2005 as there were no dilutive potential ordinary shares as of 31 December 2005.

13. DIVIDENDS

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Proposed final dividend of RMB0.16 (2004: RMB0.15) per share	**209,315**	196,233

The dividends paid during the year ended 2005 and 2004 were RMB196,233,000 (RMB0.15 per share) and RMB211,000 (RMB0.2 per share) respectively. A dividend in respect of 2005 of RMB0.16 per share, amounting to a total dividend of RMB209,315,000 is to be proposed at the Annual General Meeting. The 2005 financial statements do not reflect this dividend payable.

14. RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the year ended 31 December 2005 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRSs give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRSs are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Net assets as per accounts prepared under PRC GAAP	**4,941,430**	3,586,682
HKFRSs adjustments:		
Adjustments arising from different exchange rates used in valuation of carry value of fixed assets under HKFRSs and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(140,887)**	(129,407)
Difference between the accounting for business combination under PRC GAAP and HKFRSs	**(49,332)**	(64,472)
Adjustment of negative goodwill brought forward to retained earnings upon adoption of HKFRS 3 on 1 January 2005	**89,071**	—
Recognition of derivative financial instruments at fair value	**(90)**	—
Deferred tax liability arising from depreciation of fixed assets	**(5,090)**	(5,647)
Goodwill impairment	**(9,121)**	—
Difference in accounting for the principal balance of convertible bonds and the corresponding interest expenses	—	1,228,787
Others	**(2,744)**	(3,068)
Net assets attributable to the Company's share holders as per accounts prepared under HKFRS	**4,956,390**	4,754,128

Impact on the consolidated net profit:

	Year ended 31 December 2005 RMB'000	2004 RMB'000
Net profit under PRC GAAP	**303,958**	279,724
HKFRSs adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(11,480)**	(11,480)
Waiver of payables	**8,248**	4,331
Deferred tax liability arising from depreciation of fixed assets	**557**	(3,646)
Difference between the accounting for business combination under PRC GAAP and HKFRSs	**15,141**	(6,833)
Difference in accounting for interest expenses relating to the convertible bonds	**9,764**	23,102
Recognition of derivative financial instruments at fair value	**(10,802)**	—
Goodwill impairment	**(9,121)**	—
Others	**324**	(35)
Profit attributable to shareholders of the Company under HKFRS	**306,589**	285,163

II. DISCUSSION AND ANALYSIS BY THE MANAGEMENT

1. Review of the Operations

China's beer output in 2005 realized a yearly growth of 5.2% to 306.2 million hl, the first time to be over 300 million hl, while its output had been No. 1 in the world for 4 years in a row, however, the growth rate was lower than that in 2004. Meanwhile, the trend of a new round of integration occurred in the brewery industry, which focused on merger and acquisition (M&A) among the domestic and overseas large enterprises, and the adjustment of the national network of the large enterprises. With their continuous growth of market share through integration, the market share by now of the national top 10 brewers has accounted for 61% of the national market, 6 percentages higher than that in 2004. With the development of China's economy and improvements of consumption level, the future of the brewery industry is still bright and promising.

In 2005, as the largest brewery with highest market share in the domestic brewery industry, Tsingtao Brewery obtained steady growth in operational results, and went on to keep its leading position in the industry in terms of domestic beer output, sales income, profit, foreign exchanges generated from export, and etc. through focusing on its internal organizational reform, innovative marketing, detailed management by overwhelming the influence of the negative factors such as the price rise of energy, transportation and raw materials.

The Company's full-year sales volume increased 10% to 40.8 million hl. Calculated in accordance with the HKFRS, its turnover increased 16% to RMB10,020,000,000; profit distributable to shareholders increased 7.5% to RMB310,000,000. The brand value of Tsingtao Beer, which had reached RMB19,991,000,000, was still the No. 1 in the domestic brewery industry.

In June 2005, the Company successfully held election for the new Board of Directors. The elites and experts in the fields of brewery, law, finance and accounting from USA, Hong Kong and Mainland China joined the new Board of Directors, and brought their respective precious experience and expertise. The Board of Directors worked out "Business Promotion Scheme for New Board of Directors", and

organized a new management team with both expertise and working spirit, which would surely lead to continuous progress in the future competition.

In the last year, with its good fame both in the domestic and overseas markets, the Company was successfully chosen as Sponsor of Beijing 2008 Olympic Games, and then immediately carried out a series of Olympic marketing and promoting work. In the same time, it brought out its new slogan "Passion, Dreams & Success" for Tsingtao Beer, and widely spread and promoted it through sponsoring the Games and a large TV program named *Dreams in China*, which further promoted the brand fame and reputation of Tsingtao Beer, maintained its position as *The Most Favorite Chinese Beer Brand of Home and Overseas Consumers*.

Under the orientation of market, the Company had carried out a reform on relations among property ownership and that among management in 2005. This organizational reform was the one in the value chain through the transformation of its 9 business offices, while its mission was to fulfill the strategies and support the market, and its background was to realize its three strategic transformations. The reform would play a far-reaching influence to the Company's future development through preliminarily realizing the strategic transformation from a production-orientated organization to a market-orientated one, starting the in-depth system integration towards the value chain at the layer of the Company, promoting the optimization and adjustment of the layout of the Company's regional markets.

The Company reinforced the integration of brands and product structure in 2005 under the goal of improving profitability. It received remarkable achievements from the brand integration through positive marketing activities, in which the sales volume of Tsingtao Beer, the principal brand, increased nearly 14% to 13.3 million hl, while the sales volumes of its top 6 brands including Tsingtao Beer, Hans, Laoshan and Shanshui has accounted for 66% of the Company's total sales volume, increasing 7 percentages. From the aspect of adjustment of product structure, the Company promoted its high-end products with greater efforts which resulted in the growth of over 40% of the sales volume of draft beer, which was helpful in the growth the Company's profits in whole.

Other than strengthening the brand promotion and construction of market network, the Company also considered to establish plants or apply OEM in the regions where market needs were very high. In Taiwan, the project of 50,000 tons, the initial phase of the 100,000 tons Taiwan Tsingtao Brewery Company Limited established with the local distributor, was formally put into production in May 2005. Besides, the Company actively developed South-east Asia market, which helped to realize a significant growth of sales volume there in last year. At present, the Company is considering the flexibility of applying OEM and establishing plants in South-east Asia.

2. Outlook for 2006

Look at 2006, with its main line of Olympic marketing, and under the guideline of "To improve professional operating capacity with detailed management and innovative marketing; to expand the value-added room for the value chain with in-depth integration and continuous reforms", the Company would improve its internationalized image from all aspects, position its brands on the further detailed basis, strengthen the construction of brands, base markets and sales network, and meanwhile, promote the Company's system integration, and gradually improve the managing and technical level through the Communications on Best Practice with Anheuser-Busch Companies, Inc. ("A-B").

In 2006, the Company would strive to realize 44 million hl of its output, in which 15 million hl for its principal brand, despite of the great pressure due to the competition from the market. The Board of Directors deems this goal positive and aggressive, and the senior management of the Company would strive to overcome the obstacles to realize its set targets.

III. DIVIDEND

The Board of Directors proposed a final dividend of RMB0.16 per share for the year ended on 31 December 2005. The proposed distribution is subject to the review and approval at the Company's 2005 Annual General Meeting.

IV. USE OF PROCEEDS

There was no application of proceeds from issuance of A-share or proceeds from last issuance used till this report period.

V. SHARE CAPITAL

1. Changes of Share Capital

Under the *Strategic Investment Agreement* entered into between the Company and A-B, the Company issued totally 248, 219,178 new H-shares to A-B Jade Hong Kong Holding Co., Ltd., the controlling subsidiary of A-B, and the trustee Law Debenture Trust (Asia) Limited on 11 April 2005. As a result, the Company's total shares reached 1,308,219,178. By so far, all convertible bonds issued by the Company to A-B under the *Strategic Investment Agreement* have been converted into H-shares of the Company. Besides that, there is no other changes of share capital occurred in the report period.

2. In the report period, no listed shares of the Company was purchased, sold or redeemed by the Company, nor listed shares of the Company was purchased or resold by the Company or any of its subsidiaries.

VI. NEW BOARD OF DIRECTORS

At the 2004 Annual General Meeting held on 23 June 2005, the Company elected: Mr. LI Gui Rong, Mr. JIN Zhi Guo, Mr. SUN Ming Bo, Mr. LIU Ying Di, Mr. SUN Yu Guo, Mr. Stephen J. BURROWS, Mr. Mark F. SCHUMM, Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, and Mr. POON Chiu Kwok members of the 5th Board of Directors; elected: Mr. SUN Jia Yao, Mr. LIU Qing Yuan, Mr. ZHONG Ming Shan, Mr. CHEN Jun and Ms. Frances ZHEN members of the 5th Board of Supervisors. Besides, Mr. YU Jia Ping, Mr. HUANG Zu Jiang and Mr. REN Zeng Gui were elected Supervisors as staff representatives. Mr. WU Hai Hua, Mr. TAN Li Ning and Ms. PAN Gui Rong got retired for having fulfilled their service terms as Directors, while Mr. WU Yu Ting and Mr. David RENAUD got retired as Supervisors for the same reason.

On the same day, it elected Mr. LI Gui Rong Chairman of the Board of Directors, and Mr. JIN Zhi Guo and Mr. Stephen J. BURROWS Vice Chairman at the first meeting of the 5th Board of Directors; elected Mr. SUN Jia Yao Chairman of the Board of Supervisors at the first meeting of the 5th Board of Supervisors. Meanwhile, the Board of Directors appointed Mr. JIN Zhi Guo President of the Company; and under Mr. JIN's nomination, the Company appointed Mr. SUN Ming Bo Executive Vice President, Mr. FAN Wei Chief Brewer, Mr. SUN Yu Guo Vice President & Chief Accountant; appointed Ms. YAN Xu, Mr. ZHANG Xue Ju, Mr. CAO Xiang Dong, Ms. JIANG Hong and Mr. ZHANG An Wen Vice President; appointed Ms. YUAN Lu Secretary to the Board of Directors.

The service term of the above-mentioned Directors, Supervisors and senior management is effective from 23 June 2005 to 23 June 2008.

VII. CODE OF CORPORATE GOVERNANCE PRACTICES

As for the year ended on 31 December 2005, the Company had been in compliance with the *Code of Corporate Governance Practices* ("*the Code*") as set out in the Appendix 14 of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")*. And the details of implementing the *Code* will be set out in the Corporate Governance Report in 2005 Annual Report.

VIII. AUDIT COMMITTEE

It sets up Audit and Finance Committee ('Audit Committee') under the Board of Directors of the Company in compliance with the requirements in Chapter 3.21 of the *Listing Rules*, and the Committee has reviewed the audited 2005 Annual Results of the Company.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2005 have been agreed by the Company's auditors, PricewaterhouseCoopers, to the amounts set out in the Company's consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers or the preliminary announcement.

IX. SIGNIFICANT EVENTS

1. Material Litigations and Arbitrations

For the lawsuit disclosed in the Company's 2001 Annual Report that Qingdao Guangming General Company ("Guangming Company") prosecuted the Company for breach of the Sales Contract, the Supreme People's Court made final judgment on 21 November 2005 that, the Company compensated Guangming Company approximately RMB24,850,000 (the Company had accrued for damage in the 2004 Financial Statements in accordance with the initial judgment) for the principal of all of its expenses; while Guangming Company was requested to pay RMB6,590,000 for the goods, and return the vehicles and beer appliance occupied by them to the Company. For the time being, the judgment is under implementation.

2. Sales of Assets and M&A

To promote the integration of its regional markets, the Board of Directors of the Company approved to sign *Stake Ownership Transfer Agreement* with Anqiu State-owned Assets Operating Co., Ltd. and Anqiu People's Government on 13 October 2005, in which the *Agreement* stipulated that the Company would transfer its 95% stake in Tsingtao Brewery (Anqiu) Company Limited ("Anqiu Company"), whose annual output capacity may reach 0.5 million hl, to Anqiu State-owned Assets Operating Co., Ltd. in the condition that the latter party should appropriately allocate the staffs in Anqiu Company.

3. Guarantees and Trusted Loans Provided to the Subsidiaries

In the report period, all of the Company's guarantees to the outside were those for bank loans and recurrent loans of its subsidiaries under the approval of the Board of Directors. As of 31 December 2005, the total amount by the Company to guarantee for the bank loans and accepted bills of exchange of its controlling subsidiaries had reached RMB418,020,000; and the amount of the guarantee to take corresponding responsibilities for a recurrent loan of its fully-owned subsidiary Tsingtao Brewery (Hong Kong) Trading Company Limited was USD15,000,000 (approximate RMB121,053,000). Besides, Tsingtao Brewery No. 5 Company Limited, the controlling subsidiary of the Company, provided guarantee of RMB24,000,000 for loans by Qingdao Tsingtao Beer Asahi Company Limited, in which it held 40% stake, according to its holding percentage.

In the same period, no trusted wealth management issues occurred. To secure the production and operation of its subsidiaries, about RMB2,729,660,000 in aggregate of trusted loans was provided by the Company to its subsidiaries under the approval of the Board of Directors.

4. Custody

Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage Group Company's 80% stake in the Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of the Financial Statements in the report period.

Chairman of the Board of Directors
LI Gui Rong

Qingdao, The People's Republic of China
3 April 2006

Directors of the Company as of the date hereof:

Executive Directors:	*Mr. LI Gui Rong, Mr. JIN Zhi Guo, Mr. SUN Ming Bo, Mr. LIU Ying Di, and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS, and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, and Mr. POON Chiu Kwok*